STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Alanna Horner, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

June 20, 2008

Mrs. Joanna Lam
U.S. Securities Exchange Commission
Division of Corporate Finance
VIA EDGAR

Re:	Nilam Resources, Inc., Commission file number 333-135980; Response to Comment Letter of June 3, 2008.

Dear Mrs. Lam,

The following responses are respectfully submitted to your comment letter dated June 3, 2008, in connection with Nilam Resources, Inc.’s (the “Company”) Form 10KSB for the fiscal year ended April 30, 2007 and its 10QSB for the quarter ended January 31, 2007 filed with the U.S. Securities and Exchange Commission (the “Commission”).  The following responses numerically correspond to the comments of the Commission.

10-KSB for Fiscal Year Ended April 30, 2007

1.	Financial Statements
Note 1 – Summary of Significant Accounting Policies and Organization
(D) Mineral Property, Page F-6

The Company will revise the January 31, 2008 form 10-QSB to record the costs in accordance with EITF 04-2 and 04-3.  We will continue to review the mineral rights for impairments as facts and circumstances change as we continue our plans to explore the property.

Further, the Company will add the following footnote;

“The Company is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are capitalized in accordance with EITF 04-3 “Mining Assets, Impairment and Business Combinations” when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and value beyond proven and probable reserves exist.”

2.             Note 3 - Stockholders’ Equity, page F-8

The shares issued to the President by a related party were valued at a recent cash offering price which was determined by the Company to be the fair value of the shares prior to the trading of the stock.  While the historical high and low closing bid prices from October 2006 through June 2007 may have been greater that the value of the shares transferred to the President, the volume of the trading was extremely minimal and sporadic.   During that period, the Company’s stock would not trade for weeks at a time and, when it did, it was only a few hundred shares.  The fair value was more accurately determined by the cash offering that was made during that time, which comports to the guidance of SFAS 123(R).

The prior officers and directors, Ms. Sandu and Mr. Gill, transferred shares to Mr. DeMelt and Mr. Grewal.  Subsequent to the transfer of the shares, the transferors did not retain an economic interest in the company.  Ms. Sandu is a young and eager professional who has significant administrative skills but limited mining experience.  She was appointed by the outgoing director to serve the company as an officer and director on an interim basis until the Company could locate and retain an experienced mining executive.  At the time she served the Company, she earned a monthly income working for other companies.  Ms. Sandu expressed that her primary personal interest in serving in those positions for the Company was developing management and public company experience. Further, at the time she was appointed, there was some belief that, even after a qualified mining executive was located and retained, she would continue to serve the Company in an administrative capacity.  However, once the company retained Mr. DeMelt, Ms. Sandu was offered another position which required 100% of her time and she subsequently left the Company completely.  Ms. Sandu stated that the experience she developed while serving the Company was adequate compensation thus she agreed to transfer her shares to Mr. DeMelt.

3.	Disclosure Controls and Procedures – Assessment of Effectiveness and Disclosure of Changes.

The Company will expand its disclosures to describe the changes it implemented during the period pertaining to stockholder equity.  The Company will also correct the corresponding disclosures in its subsequent interim reports.  Additionally, the Company will revisit its conclusions about the effectiveness of those changes if appropriate.

4.             Principle Accountant Fees and Services

Webb & Company, P.A. did not perform any accounting services for the Company.  Some of the fees reflected in our table were paid to other accounting professionals.  The Company will correct its table to reflect only those fees billed by Webb & Company, P.A. to comply with Item 9 of Schedule 14A.

Form 10-QSB for the Quarter Ended January 31, 2008

5.	Financial Statements
Note 2 – Notes Payable/Related Party

The Company will revise both the financing and investing sections to eliminate the non-cash element of $50,000 and add the appropriate non cash disclosure on the statement of cashflows and revise the footnote accordingly.

The Company shall file an amended form 10KSB and 10QSB to satisfy all the applicable disclosure requirements upon resolving the above comments to the satisfaction of the Commission.  Further, the company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please contact us should you have further comment.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

/s/ Kenneth M. Stoner

Kenneth M. Stoner

cc: Derek Webb, Auditor
      Alain Vachon, President